Devonshire Resources Ltd.
(An Exploration Stage Company)

Financial Statements
(Expressed in Canadian Dollars)
30 June 2008

JAMES STAFFORD

James Stafford, Inc.*
Chartered Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Independent Auditors’ Report	Telephone +1 604 669 0711
Facsimile +1 604 669 0754
* Incorporated professional, James Stafford, Inc.
To the Shareholders of
Devonshire Resources Ltd.

We have audited the balance sheets of Devonshire Resources Ltd. (the “Company”) as at 30 June 2008 and 2007 and the related statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 30 June 2008 and 2007 and the results of its operations, its cash flows, and its changes in shareholders’ equity for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at 30 June 2006 were audited by other auditors whose report dated 18 October 2006 expressed an unqualified opinion on those statements.

As discussed in Note 16, the accompanying financial statements have been restated.

/s/ James Stafford
Vancouver, British Columbia, Canada	Chartered Accountants

12 September 2008

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders dated 12 September 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

/s/ James Stafford
Vancouver, British Columbia, Canada	Chartered Accountants

12 September 2008

Devonshire Resources Ltd.
(An Exploration Stage Company)
Balance Sheets
(Expressed in Canadian Dollars)
As at 30 June

	2008	2007
	$	$

Assets

Current
Cash and cash equivalents	23,156	96,409
Amounts receivable (Note 5)	20,006	7,066

	43,162	103,475

Mineral property costs (Note 6)	5,321,614	5,002,997

	5,364,776	5,106,472

Liabilities

Current
Accounts payable and accrued liabilities	139,946	25,433
Loan payable (Note 7)	-	100,000

	139,946	125,433

Shareholders’ equity
Capital stock (Note 8)
Authorized
unlimited common shares
Issued and outstanding
30 June 2008 – 6,188,768 common shares
30 June 2007 – 3,651,568 common shares	6,172,247	5,881,307
Contributed surplus	846,163	794,750
Warrants	213,060	-
Deficit, accumulated during the exploration stage	(2,006,640)	(1,695,018)

	5,224,830	4,981,039

	5,364,776	5,106,472

Nature and Continuance of Operations (Note 1), Commitments (Note 12) and Subsequent Event (Note 13)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 15)

On behalf of the Board:

“Tim Crowhurst”	Director	“William Schmidt”	Director
Tim Crowhurst		William Schmidt

(1)

Devonshire Resources Ltd.
(An Exploration Stage Company)
Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	For the period
	from the date
	of inception on
	6 February
	2004 to	For the	For the	For the
	30 June 2008	year ended	year ended	year ended
	(Unaudited)	30 June 2008	30 June 2007	30 June 2006
	$	$	$	$

Revenue
Interest income	12,374	4,383	3,745	1,990

Expenses
General and administrative (Schedule 1)	2,203,178	316,005	291,786	590,790

Net loss before income taxes	(2,190,804)	(311,622)	(288,041)	(588,800)

Future income tax recovery	184,164	-	-	121,164

Net loss and comprehensive loss
for the year	(2,006,640)	(311,622)	(288,041)	(467,636)

Basic and diluted loss per share		(0.06)	(0.08)	(0.17)

Weighted average number of common
shares outstanding		5,005,816	3,634,790	2,678,381

(2)

Devonshire Resources Ltd.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the period
	from the date of
	inception on 6
	February 2004 to	For the	For the	For the
	30 June 2008	year ended	year ended	year ended
	(Unaudited)	30 June 2008	30 June 2007	30 June 2006
	$	$	$	$

Cash flows from operating activities
Net loss for the year	(2,006,640)	(311,622)	(288,041)	(467,636)
Adjustments to reconcile loss to net cash used
by operating activities
Amortization of property, plant and
equipment	225	-	-	-
Future income tax recovery	(184,164)	-	-	(121,164)
Loss on sales of property, plant and
equipment	313	-	-	313
Stock-based compensation	846,163	51,413	-	183,750

	(1,344,103)	(260,209)	(288,041)	(404,737)

Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(20,006)	(12,940)	(665)	99,272
(Increase) decrease in prepaid expenses	-	-	7,500	(7,500)
Increase (decrease) in accounts payable and
accrued liabilities	99,239	114,513	(22,529)	(37,460)

	(1,264,870)	(158,636)	(303,735)	(350,425)

Cash flows from investing activities
Purchase of property, plant and equipment	(1,498)	-	-	-
Proceeds on sales of property, plant and equipment	960	-	-	960
Acquisition and exploration expenses (Note 6)	(5,040,807)	(318,617)	(73,577)	(2,015,276)

	(5,041,345)	(318,617)	(73,577)	(2,014,316)

Cash flows from financing activities
Loan payable (Note 7)	-	(100,000)	100,000	-
Shares issued for cash	6,329,371	504,000	-	2,455,728
Share subscriptions received in advance	-	-	-	20,000

	6,329,371	404,000	100,000	2,475,728

Increase (decrease) in cash and cash equivalents	23,156	(73,253)	(277,312)	110,987

Cash and cash equivalents, beginning of year	-	96,409	373,721	262,734

Cash and cash equivalents, end of year	23,156	23,156	96,409	373,721

Supplemental Disclosure with Respect to Cash Flows (Note 14)

(3)

Devonshire Resources Ltd.
(An Exploration Stage Company)
Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

					Deficit
					accumulated	Accumulated
	Number of				during the	Other	Total
	shares	Share	Contributed		exploration	Comprehensive	Shareholders’
	issued	capital	surplus	Warrants	stage	Income	equity
		$	$	$	$	$	$
Balance at 6 February 2004	-	-	-	-	-	-	-
Shares issued – cash ($1.50 per share)	478,399	717,599	-	-	-	-	717,599
Escrow shares issued – cash ($0.01 per
share)	1,000,000	10,000	-	-	-	-	10,000
Founder’s share	1	1	-	-	-	-	1
Net loss for the year	-	-	-	-	(18,301)	-	(18,301)

Balance at 30 June 2004	1,478,400	727,600	-	-	(18,301)	-	709,299
Shares issued – cash ($1.50 per share)	167,833	251,750	-	-	-	-	251,750
Shares issued – cash ($4.00 per share)	400,000	1,294,543	-	-	-	-	1,294,543
Shares issued – cash ($4.50 per share)	222,222	921,200	-	-	-	-	921,200
Shares issued for mineral property ($4.00
per share)	40,500	162,000	-	-	-	-	162,000
Tax benefits renounced to flow-through
share subscribers	-	(63,000)	-	-	-	-	(63,000)
Share issued for agent services rendered
($4.00 per share)	20,000	80,000	-	-	-	-	80,000
Price adjustment to escrow shares	-	46,550	-	-	-	-	46,550
Stock-based compensation	-	-	611,000	-	-	-	611,000
Net loss for the year	-	-	-	-	(921,040)	-	(921,040)

Balance at 30 June 2005	2,328,955	3,420,643	611,000	-	(939,341)	-	3,092,302
Shares issued – cash ($4.50 per share)	62,246	280,110	-	-	-	-	280,110
Shares issued – cash ($1.50 per share)	548,267	822,400	-	-	-	-	822,400
Shares issued – cash ($2.25 per share)	638,600	1,353,218	-	-	-	-	1,353,218
Shares issued for mineral property ($4.00
per share)	10,500	42,000	-	-	-	-	42,000
Shares issued for mineral property ($1.90
per share)	19,000	36,100	-	-	-	-	36,100
Tax benefits renounced to flow-through
share subscribers	-	(121,164)	-	-	-	-	(121,164)
Stock-based compensation	-	-	183,750	-	-	-	183,750
Net loss for the year	-	-	-	-	(467,636)	-	(467,636)

Balance at 30 June 2006	3,607,568	5,833,307	794,750	-	(1,406,977)	-	5,221,080
Shares issued for mineral property ($1.50
per share) (Note 8)	4,000	6,000	-	-	-	-	6,000
Shares issued for mineral property ($1.05
per share) (Note 8)	40,000	42,000	-	-	-	-	42,000
Net loss for the year	-	-	-	-	(288,041)	-	(288,041)

Balance at 30 June 2007	3,651,568	5,881,307	794,750	-	(1,695,018)	-	4,981,039
Shares issued – cash ($0.21 per share)
(Note 8)	2,400,000	290,940	-	213,060	-	-	504,000
Shares issued for finders’ fee ($0.21 per
share) (Note 8)	137,200	28,812	-	-	-	-	28,812
Share issue costs - shares	-	(28,812)	-	-	-	-	(28,812)
Stock-based compensation	-	-	51,413	-	-	-	51,413
Net loss for the year	-	-	-	-	(311,622)	-	(311,622)

Balance at 30 June 2008	6,188,768	6,172,247	846,163	213,060	(2,006,640)	-	5,224,830

(4)

Devonshire Resources Ltd.
(An Exploration Stage Company)
Schedule 1 – General and Administrative Expenses
(Expressed in Canadian Dollars)

	For the period
	from the date
	of inception on
	6 February
	2004 to	For the	For the	For the
	30 June 2008	year ended	year ended	year ended
	(Unaudited)	30 June 2008	30 June 2007	30 June 2006
	$	$	$	$

Amortization	225	-	-	-
Bank charges and interest	4,184	649	353	1,610
Filing fees	93,263	9,614	8,890	29,475
Interest	10,663	-	10,663	-
Management fees (Note 11)	314,860	60,000	68,360	84,500
Office and miscellaneous	131,262	19,862	33,438	50,012
Professional fees (Note 11)	413,276	98,857	106,987	119,839
Property investigation	15,911	-	-	15,911
Settlement fees	50,000	50,000	-	-
Shareholder communications	243,471	3,815	45,320	87,118
Stock-based compensation	846,163	51,413	-	183,750
Transfer agent fees	55,384	18,214	13,716	12,967
Travel and entertainment	24,516	3,581	4,059	5,608

	2,203,178	316,005	291,786	590,790

(5)

Devonshire Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2008

1.	Nature and Continuance of Operations

Devonshire Resources Ltd. (the “Company”) was incorporated on 6 February 2004 under the Business Corporations Act of British Columbia as TCH Minerals Inc. and changed its name to Ripple Lake Minerals Ltd. on 13 May 2004, to Ripple Lake Diamonds Inc. on 26 July 2004 and to Devonshire Resources Ltd. on 16 August 2007 after a consolidation of the Company’s share capital on the basis of one new common share for every ten existing common shares outstanding. The effect of the consolidation was to decrease the number of the Company’s common shares issued and outstanding from 36,515,682 to 3,651,568. The Company is an exploration stage junior mining company engaged in the identification, acquisition, evaluation and exploration of diamond properties in Ontario and Nunavut, Canada. The Company completed its initial public offering (“IPO”) on 6 January 2005 and is listed for trading on the TSX Venture Exchange.

The Company’s mineral properties are without a known body of commercial ore. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as mineral property costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for mineral property costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

There can be no assurance that such additional financing will be available on terms acceptable to the Company. Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared on the going concern basis, which assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

At 30 June 2008 the Company had a working capital deficit of $96,784 (2007 – $21,958), which may not be sufficient to sustain operations over the next twelve months, and the Company expects to incur further losses from its operations, all of which casts substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability or classification of recorded asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

(6)

2.	Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Basis of presentation

These financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles and, except as described in Note 15, conform in all material respects with accounting principles generally accepted in the United States of America. In the opinion of the Company’s management, these financial statements reflect all the adjustments necessary to fairly present the Company’s financial position at 30 June 2008, and the results of operations and cash flow for the years ended 30 June 2008, 2007 and 2006.

Exploration stage company

The Company is an exploration stage company as defined in Securities and Exchange Commission (“SEC”) Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company’s exploration stage activities.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and as adjustments become necessary, they are reported in operations in the period in which they became known. Actual results may differ from those estimates.

Mineral exploration properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves, if any, that are available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future profitability of production revenues from the property or from the sale of property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

(7)

2.	Significant Accounting Policies - Continued

Although the Company has taken steps to verify title to mineral properties in which it has an interest or potential interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Reclamation costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

Property, plant and equipment

The Company does not have any equipment at the present time. Amortization on equipment is normally calculated under the declining balance basis over the estimated useful life of the asset at 30% per annum. One-half of the rate is used in the year of addition and no amortization is claimed in the year of disposal.

Asset retirement obligations

The fair value of obligations associated with the retirement of tangible long-lived assets is recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through operations. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. As at 30 June 2008, there are no asset retirement obligations.

Future income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities. These future taxes are measured by the provisions of currently enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of all of its future tax assets and therefore the Company has made an impairment allowance against these assets.

(8)

2.	Significant Accounting Policies - Continued

Stock-based compensation

The Company has a stock-based compensation plan as disclosed in Note 8, whereby stock options are granted in accordance with the policies of regulatory authorities. The fair value of all stock options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of stock options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Flow-through shares

The Canadian Institute of Chartered Accountants (“CICA”) has issued guidance on the accounting treatment for Canadian flow-through shares through its Emerging Issues Committee Abstract (“EIC”) No. 146 (the “Abstract”). All flow-through shares issued by the Company are accounted for in accordance with this Abstract. Accordingly, upon renunciation of exploration expenditures to the shareholders, the Company reduces share capital and recognizes a future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more likely than not able to utilize either these tax losses or other deductible temporary differences before expiry, the Company recognizes future tax assets, with a corresponding credit to operations, for an amount equal to the future income tax liability.

Basic and diluted loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when effects of the computations are anti- dilutive due to the losses incurred.

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As at 30 June 2008, the Company had 155,000 (2007 – 198,000, 2006 – 268,000) stock options and 2,400,000 (2007 – 1,186,866, 2006 – 1,351,323) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(9)

2.	Significant Accounting Policies - Continued

Recent Accounting Pronouncements

In June 2007, the CICA issued changes to Section 1400, “General Standards of Financial Statement Presentation”. Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. Management shall make an assessment of an entity’s ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2008. Earlier adoption is encouraged. The adoption of this standard will have no impact on the Company’s operating results or financial position and management expects that there will not be a material impact on the Company’s financial statement disclosure.

In December 2006, the CICA issued Section 1535, “Capital Disclosures”. The main features of the new section are as follows:

Requirements for an entity to disclose qualitative information about its objectives, policies processes for managing capital;

A requirement for an entity to disclose quantitative data about what it regards as capital; and

A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after 1 October 2007. The adoption of this standard will have no impact on the Company’s operating results or financial position and management is currently in the process of evaluating the impact that these additional disclosure standards will have on the Company’s financial statements.

In December 2006, the CICA issued Handbook Section 3862, “Financial Instruments” – Disclosures and Section 3863, “Financial Instruments – Presentation”. Section 3862 modifies the disclosure requirements of Section 3861 and requires entities to provide disclosures in the financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and performance, and the nature and extent of risks arising from financial instruments and non-financial derivatives. Section 3863, “Financial Instruments – Presentation” carries forward unchanged the presentation requirements for financial instruments of Section 3861, “Financial Instruments – Disclosures and Presentation”. Sections 3862 and 2863 apply to interim and annual financial statements relating to fiscal years beginning on or after 1 October 2007.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

(10)

3.	Changes in Accounting Policies and Presentation

Financial Instrument Standards

Effective 1 July 2007, the Company adopted the new CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income on transition.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for- trading, as described below. The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method. Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income. Available-for-sale investments are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. These instruments are measured at fair value with the change in the fair value recognized in income.

(11)

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivate instruments and accordingly is not impacted by CICA Handbook Section 3865, “Hedges”.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale investments, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

4.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. The carrying value of the financial instruments is approximate fair value due to their short term to maturity. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The Company does not utilize derivative instruments in the management of foreign exchange, commodity price or interest rate market risks.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

5.	Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

(12)

6.	Mineral Property Costs

Environmental protection practices

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

TCH Diamond Project

The Company has a 100% interest, subject to a 2% net smelter return upon commercial production, in certain mineral claims, representing 129 units or 2,064 hectares, located in the Walsh, Foxtrap Lake and Killala Townships in the Province of Ontario, known as the TCH Diamond Project. During the year ended 30 June 2007, the Company made cash payments totaling $31,000 and issued 4,000 common shares valued at $6,000 under these Options (Notes 8 and 14).

The Company has staked an additional 5,411 units or approximately 86,600 hectares in an area that is contiguous to the properties located in the Walsh, Foxtrap Lake and Killala Townships. These additional claims are also 100% owned by the Company and together with the original mineral claims make up the TCH Diamond Project. As at 30 June 2008, the Company’s interest in the TCH Diamond Project now totals approximately 88,664 hectares.

To maintain the above claims in good standing, the Company is required to spend a minimum of $400 per unit on assessment work during the first two years after staking and $400 per unit per year thereafter.

(13)

6.	Mineral Property Costs - Continued

Expenditures related to the TCH Diamond Project can be summarized as follows:

	For the period
	from the date of
	inception on 6
	February 2004	For the	For the
	to 30 June 2008	year ended	year ended
	(Unaudited)	30 June 2008	30 June 2007
	$	$	$

Balance, beginning of period	-	2,486,075	2,440,008

Property acquisition and staking costs	903,439	170	37,000

Exploration expenses
Communication	16,000	-	-
Data analysis	328,490	-	-
Drilling	200,164	200,164	-
Equipment rental	17,780	3,780	-
Food and accommodation	67,749	45,249	-
Geological	372,536	45,502	8,752
Geophysics	218,445	-	-
Ground magnetic	21,635	-	-
Helicopter fees	64,579	-	-
Lab fee	1,388	-	-
Line cutting	21,470	-	-
Management fee	32,000	-	-
Mapping	36,122	-	-
Mobilization and demobilization	42,000	18,000	-
Sampling and processing	438,500	-	-
Supplies	16,695	52	315

	1,895,553	312,747	9,067

Balance, end of period	2,798,992	2,798,992	2,486,075

(14)

6.	Mineral Property Costs - Continued

KMD Project

The Company, as a result of a settlement agreement reached on 13 March 2008, has been granted a 100% interest in 15 claims known as the Brown Lake property located in the territory of Nunavut. The Company’s interest in the Brown Lake property is subject to a royalty obligation equal to 3% of gross revenue from the sale of diamonds mined from the property. The Company may, at any time within three years, purchase one-third of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third of the royalty for an additional $1,000,000. Additional mineral claims that were originally staked on behalf of the Company in an area that is contiguous to the Brown Lake property are 100% owned by the Company. As at 30 June 2008, the Company’s interest in this area, known as the KMD Project, now totals in excess of 116,000 acres.

Expenditures related to the KMD Project can be summarized as follows:

	For the period
	from the date of
	inception on 6
	February 2004	For the	For the
	to 30 June 2008	year ended	year ended
	(Unaudited)	30 June 2008	30 June 2007
	$	$	$

Balance, beginning of period	-	2,516,922	2,441,412

Property acquisition and staking costs	575,872	-	42,000

Exploration expenses
Assessment fee	22,343	50	18,525
Camp	268,532	-	-
Communication	3,981	-	-
Data analysis	300,547	-	-
Food and accommodation	26,872	-	-
Geological	293,730	5,650	14,985
Geophysics	220,092	-	-
Helicopter fees	161,232	-	-
Management fees	35,829	-	-
Mapping	11,027	-	-
Mobilization and demobilization	12,938	-	-
Sampling and processing	581,160	-	-
Supplies	8,467	-	-

	1,946,750	5,700	33,510

Balance, end of period	2,522,622	2,522,622	2,516,922

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7.	Loan Payable

The Company’s loan payable balance of $100,000 at 30 June 2007 was unsecured, non-interest bearing and due on 1 June 2008. The loan was repaid in full on 19 December 2007.

8.	Capital Stock

On 11 August 2006, the Company issued 4,000 common shares valued at $6,000 for the acquisition of mineral properties (Notes 6 and 14).

On 27 November 2006, the Company issued 40,000 common shares valued at $42,000 for the acquisition of mineral properties (Note 14).

On 19 December 2007, the Company issued 2,400,000 units at $0.21 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share of the Company at $0.28 per share until 18 December 2009. At 30 June 2008, all of the related share purchase warrants remain outstanding.

Pursuant to the issue of the 2,400,000 units on 19 December 2007, the Company issued 137,200 common shares of the Company valued at $28,812 for finder’s fees (Note 14).

Escrow shares

As at 30 June 2008, there are no shares remaining in escrow (2007 – 300,000, 2006 – 600,000).

(16)

8.	Capital Stock - Continued

Stock options

The Company has established a stock option plan in accordance with the policies of the TSX Venture Exchange under which it is authorized to grant share purchase options up to 10% of its outstanding shares. Unless otherwise stated, the options vest when granted. The options are for a maximum term of five years.

A summary of stock options activities during the years ended 30 June 2008 and 2007 is as follows:

		Weighted
		average
	Number of	exercise
	shares	price
		$

Outstanding and exercisable at 1 July 2006	268,000	3.30

Granted	-	-
Exercised	-	-
Expired	(70,000)	2.30

Outstanding and exercisable at 30 June 2007	198,000	3.64

Outstanding and exercisable at 30 June 2007	198,000	3.64

Granted	120,000	0.38
Exercised	-	-
Expired	(163,000)	3.60

Outstanding and exercisable at 30 June 2008	155,000	1.15

Outstanding stock options at 30 June 2008 are as follows:

	Exercise	Number	Remaining
	price	of options	contractual life (years)
	$

Options	4.00	15,000	1.53
	4.00	15,000	1.71
	2.50	5,000	2.58
	0.38	120,000	4.65

		155,000

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8.	Capital Stock - Continued

Warrants

A summary of share warrant activities during the years ended 30 June 2008 and 2007 is as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Outstanding and exercisable at 1 July 2006	1,351,323	2.80

Granted	-	-
Exercised	-	-
Expired	(164,457)	5.00

Outstanding and exercisable at 30 June 2007	1,186,866	2.50

Outstanding and exercisable at 30 June 2007	1,186,866	2.50

Granted	2,400,000	0.28
Exercised	-	-
Expired	(1,186,866)	2.50

Outstanding and exercisable at 30 June 2008	2,400,000	0.28

As at 30 June 2008, the following share purchase warrants were outstanding:

	Exercise	Number	Remaining
	price	of warrants	contractual life (years)
	$

Warrants	0.28	2,400,000	1.46

		2,400,000

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

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9.	Stock-Based Compensation

During the year ended 30 June 2008, the Company granted 120,000 stock options (2007 – Nil, 2006 – 1,480,000). The fair value of the portion of the options which vested in the year, estimated using the Black- Scholes model, was $51,413 (2007 – $Nil, 2005 – $183,750). This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the year:

	2008	2007	2006

Risk free interest rate	2.73%	-	2.86%
Expected life	5.00 years	-	2.78 years
Annualized volatility	120.76%	-	81.00%
Expected dividends	-	-	-

10.	Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 31.00% (2007 – 34.12%, 2006 – 34.12%).

	2008	2007	2006
		(As restated)
	$	$	$

Net loss before income taxes	(311,622)	(288,041)	(588,800)

Income tax recovery at statutory rates	96,603	98,280	200,899
Adjustments to benefits resulting from:
Unrecognized benefit of non-capital losses	(111,197)	(130,208)	(43,362)
Non-deductible stock-based compensation	(15,938)	-	(62,695)
Share issue costs	30,795	31,928	31,928
Other	(263)	-	(5,606)

Future income tax recovery	-	-	121,164

(19)

10.	Income Taxes – Continued

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

		2007
	2008	(As restated)	2006
	$	$	$

Future tax assets (net of future tax liabilities):
Mineral properties	(252,753)	(278,192)	(181,100)
Non-capital loss carry forwards	528,016	458,770	323,200
Share issue costs	41,340	75,024	101,500

	316,603	255,602	243,600
Less: valuation allowance	(316,603)	(255,602)	(243,600)

Actual income taxes	-	-	-

As at 30 June 2008, the Company had available for deduction against future taxable income, non-capital losses of approximately $1,703,278. The potential income tax benefit of these losses has been offset by a full valuation allowance. These losses, if unutilized will expire as follows:

Year	Amount
$

2014	16,821
2015	448,032
2026	498,108
2027	381,618
2028	358,699

1,703,278

Additionally, the Company has approximately $4,100,000 of Canadian development expenses and Canadian exploration expenditures as at 30 June 2008 which, under certain circumstances, may be utilized to reduce taxable income of future years. The potential income tax benefits of these losses have been offset by a full valuation allowance.

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11.	Related Party Transactions

During the year ended 30 June 2008, the Company entered into the following transactions with related parties:

i.	Paid or accrued management fees of $60,000 (2007 – $30,000, 2006 – $Nil) to a company controlled by a director of the Company.

ii.	Paid or accrued professional fees of $21,500 (2007 – $19,160, 2006 – $Nil) to a company controlled by a former director of the Company.

iii.	Paid or accrued management fees of $Nil (2007 – $36,000, 2006 – $72,000) to a company controlled by a former director of the Company.

iv.	Paid or accrued professional fees of $Nil (2007 – $15,000, 2006 – $24,500) to a company controlled by a former director of the Company.

v.	Paid or accrued deferred exploration costs of $6,001 (2007 – $9,960, 2006 – $52,614) to a company control by an officer and director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, are covered by signed agreements. It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12.	Commitments

i..	By agreement effective 1 January 2007, the Company entered into a management agreement with a company controlled by a director of the Company for $5,000 per month for one year.

ii.	The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 6).

13.	Subsequent Event

Subsequent to 30 June 2008, the Company announced its intent to raise up to $320,000 through a non-brokered private placement consisting of 2,000,000 units at $0.16 per unit. Each unit will be comprised of one share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one share of the Company at $0.21 per share for a period of 2 years following the closing of the private placement. A finders’ fee of 7% of the total proceeds is payable upon completion.

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14.	Supplemental Disclosure with Respect to Cash Flows

	For the	For the	For the
	year ended	year ended	year ended
	30 June 2008	30 June 2007	30 June 2006
		$	$

Cash paid during the period for interest	649	353	1,610
Cash paid during the period for income taxes	-	-	-

On 11 August 2006, the Company issued 4,000 common shares valued at $6,000 for the acquisition of mineral properties (Notes 6 and 8).

On 27 November 2006, the Company issued 40,000 common shares valued at $42,000 for the acquisition of mineral properties (Note 8).

On 19 December 2007, the Company issued 137,200 common shares of the Company valued at $28,812 for finder’s fees (Note 8).

15.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material aspects from United States GAAP. Had the Company prepared the financial statements in accordance with United States GAAP, certain items on the balance sheets and statements of operations, deficit and cash flows would have been reported as follows:

	2008	2007	2006
		(As restated)
	$	$	$
Statement of loss
Net loss for the year based on Canadian GAAP	(311,622)	(288,041)	(467,636)
Mineral exploration property costs expensed	(318,447)	(45,577)	(1,560,920)
Net loss for the year based on United States GAAP	(630,069)	(333,618)	(2,028,556)
Comprehensive loss for the year based on
United States GAAP	(630,069)	(333,618)	(2,028,556)
Loss per share, basic and diluted	(0.13)	(0.10)	(0.76)
Comprehensive loss per share, basic and diluted	(0.13)	(0.10)	(0.76)

(22)

15.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Continued

Balance sheet difference

	2008	2007	2006
		(As restated)
	$	$	$
Assets
Canadian GAAP	5,364,776	5,106,472	5,269,042
Mineral property exploration costs expensed	(4,765,844)	(4,447,397)	(4,401,820)
United States GAAP	598,932	659,075	867,222
Liabilities
Canadian GAAP	139,946	125,433	47,962
United States GAAP	139,946	125,433	47,962
Shareholders’ equity
Canadian GAAP	5,224,830	4,981,039	5,221,080
Mineral property exploration costs expensed	(4,765,844)	(4,447,397)	(4,401,820)
United States GAAP	458,986	533,642	819,260
United States GAAP	598,932	659,075	867,222

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15.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Continued

Statement of cash flow difference

Under United States GAAP, separate subtotals within cash flow from operating activities are not presented.

	2008	2007	2006
		(As restated)
	$	$	$

Cash used in operating activities under Canadian
GAAP	(158,636)	(303,735)	(350,425)
Mineral property exploration and development
expenditures	(318,617)	(73,577)	(2,015,276)

Cash used in operating activities under US GAAP	(477,253)	(377,312)	(2,365,701)

Cash used in investing activities under Canadian
GAAP	(318,617)	(73,577)	(2,014,316)
Mineral property exploration and development
expenditures	318,617	73,577	2,015,276
Flow-through funds not disbursed during the year	-	-	(324,193)
Flow-through funds realized from previous year	281,616	42,577	-

Cash generated (used) by investing activities under
US GAAP	281,616	42,577	(323,233)

Cash generated by financing activities under
Canadian and US GAAP	404,000	100,000	2,475,728

Cash and cash equivalent end of year under
Canadian GAAP	23,156	96,409	373,721

Restricted cash – Flow-through shares	-	(281,616)	(324,193)

Cash and cash equivalent end of year under US
GAAP	23,156	(185,207)	49,528

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

Proceeds from the sale of flow-through shares are classified as restricted cash until the expenditure actually occurs. As at 30 June 2008, for United States GAAP purposes, cash of approximately $Nil (2007 – $281,616, 2006 – $324,193) would be classified as restricted.

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15.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Continued

i.	Flow-through shares

Flow-through shares are typically issued by Canadian Exploration Stage Companies. The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer. The issuer explicitly renounces the right to claim these deductions. The investor’s tax base is reduced by the amount of deductions taken.

United States GAAP directs that when flow-through shares are issued, the proceeds should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.

During the year ended 30 June 2008, the Company issued Nil (2007 – Nil, 2006 – 374,445) flow-through common shares for total proceeds of $Nil (2007 – $Nil, 2006 – $683,750) respectively.

ii.	Earnings (loss) per share

Under both Canadian and United States GAAP, basic earnings (loss) per share is computed by dividing the earnings (loss) to common shareholders by the weighted average number of shares outstanding during the year. For Canadian reporting purposes, fully diluted earnings per share is calculated under the assumption that any convertible notes are converted at the date issued, and stock options and warrants are exercised at the date of grant.

Under United States GAAP, diluted earnings per share takes into consideration the weighted average number of shares outstanding during the year and the potentially dilutive common shares. For the years ended 30 June 2008, 2007 and 2006, this calculation proved to be anti-dilutive.

Under United States GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and as such, the weighted average number of common shares outstanding excludes any shares that remain in escrow. The Company’s escrow shares are not performance-based and therefore no adjustments have been made to the calculation of the earnings (loss) per share.

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the years ended 30 June 2008, 2007 and 2006 were 5,005,816, 3,634,790 and 2,678,381 respectively. The calculation of diluted earnings per share for the years ended 30 June 2008, 2007 and 2006 proved to be anti-dilutive.

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15.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Continued

iii.	Comprehensive income

Statement of Financial Accounting Standard (“SFAS”) No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses). SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company. For the year ended 30 June 2008, there is no difference between net loss and comprehensive loss.

iv.	Mineral property expenditures

Mineral properties are accounted for in accordance with Canadian GAAP as discussed in Note 6. For US GAAP purposes, advances for future exploration costs, exploration expenditures as well as acquisition costs for properties, leases and permits, are expensed as incurred unless commercial feasibility is established. Effective 1 July 2004, the Company adopted the Emerging Issues Task Force (“EITF”) 04-2,

“Whether Mineral Rights Are Tangible or Intangible Assets” and as such, acquisition costs are considered tangible assets and are capitalized.

v.	Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

vi.	Concentration of credit risk

The Company is exposed to credit losses in the event of non-performance by the counter-parties to the financial instruments but does not expect any counter-parties to fail to meet their obligations. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counter-parties.

vii.	Asset retirement obligations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 – “Accounting for Asset Retirement Obligations.” SFAS No. 143, effective for financial statements issued for fiscal years beginning after 15 June 2002, is substantially consistent with CICA Handbook Section 3110, “Asset Retirement Obligations,” which is effective for fiscal years beginning on or after 1 January 2004. The Company adopted CICA 3110 for Canadian GAAP purposes effective 1 December 2004, and SFAS No. 143 for US GAAP purposes effective 1 December 2004.

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15.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Continued

viii.	Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates. Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

ix.	Recent pronouncements

In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60 (“SFAS No. 163”). SFAS No. 163 provides enhanced guidance on the recognition and measurement to be used to account for premium revenue and claim liabilities and related disclosures and is limited to financial guarantee insurance (and reinsurance) contracts, issued by enterprises included within the scope of FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises. SFAS No. 163 also requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. SFAS No. 163 is effective for financial statements issued for fiscal years and interim periods beginning after 15 December 2008, with early application not permitted. The Company does not expect SFAS No. 163 to have an impact on its financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) for nongovernmental entities. Prior to the issuance of SFAS No. 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles (“SAS No. 69”). SAS No. 69 has been criticized because it is directed to the auditor rather than the entity. SFAS No. 162 addresses these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity, not its auditor, that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect SFAS 162 to have a material effect on its financial statements.

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15.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Continued

ix.	Recent pronouncements

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows. SFAS No. 161 applies to all derivate instruments within the scope of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). It also applies to non-derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS No. 133. SFAS No. 161 is effective prospectively for financial statements issued for fiscal years beginning after 15 November 2008, with early application encouraged. The Company is currently evaluating the new disclosure requirements of SFAS 161 and the potential impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after 15 December 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141(R) on its results of operation and financial condition.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after 15 December 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its results of operation and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 allows the company to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the requirements of SFAS 159 and the potential impact on the Company’s financial statements.

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15.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Continued

ix.	Recent pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on May 1, 2008. The Company is currently reviewing the impact of this statement.

16.	Restatement of Financial Statements

The Company’s statement of cash flows difference under the reconciliation of Canadian and United States GAAP for the years ended 30 June 2006 and 2005 have been adjusted to conform to the current year’s presentation.

The Company’s statement of cash flows difference under the reconciliation of Canadian and United States GAAP for the year ended 30 June 2007 has been restated to report mineral property exploration costs expensed under US GAAP to be $73,577 and flow-through funds spent during the year ended 30 June 2007 as $42,577. This has resulted in an increase in cash flows from operating activities and investing activities under US GAAP of $48,020 and $313,577 respectively.

The Company’s statement of loss and the balance sheet difference under the reconciliation of Canadian and United States GAAP for the year ended 30 June 2007 has been restated to capitalize $76,000 related to the acquisition of mineral property costs which were previously expensed.

The Company’s disclosure related to income taxes for the year end 30 June 2007 has been restated to provide greater detail related to share issue costs and to report future income tax liabilities related to mineral properties as $278,192 resulting in an increase of $25,878 in the valuation allowance for income tax purposes

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